

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 29, 2018

Via E-Mail
Mr. Clayton Carter
Chief Financial Officer
GEX Management, Inc.
12001 N. Central Expressway
Suite 825
Dallas, Texas 75243

> **Re: GEX Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 28, 2017**
> **Form 10-Q for the period ended September 30, 2017**
> **Filed November 9, 2017**
> **File No. 001-38288**

Dear Mr. Carter:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief
Office of Real Estate and
Commodities